FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

Suite 507 - 1540 West 2nd Avenue
Vancouver, BC, Canada, V6J 1H2

Item 2: Date of Material Change:

March 20 2009

Item 3: News Release:

A news release dated and issued on March 20, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Corporate Update

Item 5: Full Description of Material Change:

March 20, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) provides an update on its gold projects and financial situation.

Almaden Project, Idaho

Work on the Company’s National Instrument 43-101 report by Mine Development Associates was nearing completion last fall when work was stopped pending the receipt of additional financing.   Following the publication of the first 43-101 compliant resource on the project in 2006 which showed 551,834 oz in the Indicated category (24.8 million tons @ 0.021 oz/ton) and 359,802 oz in the Inferred category (20.0 million tons @ 0.0180 oz/ton), Freegold drilled 42 core and 103 RC holes (totaling 53,953 feet) and generated 78 geological cross sections in order to establish a basis for the new modeling.  With the aid of this additional work, management is expecting that the majority of these ounces will be upgraded to the measured and indicated category.  Publication of the updated 43-101 resource is expected shortly after and subject to the receipt of additional funding.

In addition to the existing open-pit resource, Freegold’s work last season continued to focus on the identification of targets for bonanza grade mineralization in the feeder structures under the low grade surface mineralization.  No deeper drilling to test for this style of mineralization has ever been conducted at Almaden.  With our drilling program having identified and traced the strike and dip of the main north-south feeder zone, with additional petrographic and temperature studies indicating that Almaden is an up-flowing system, and with evidence of multi-phasic deposition of gold mineralization, conditions appear to have been favorable for the deposition of high-grade gold mineralization in the feeder structures.  The two epithermal deposit experts that were engaged by the Company in 2008 both generated similar conclusions, and both recommended the drill testing of these target.

Golden Summit Project, Alaska

Work on the Golden Summit project in 2008 progressed steadily until the end of October at which point all drilling, bulk sampling and gravity concentration plant operations ceased with the onset of winter.  Exploration during 2007 and 2008 consisted of a mix of RAB drilling (80,642 feet in 2,026 holes) and core drilling (10,061 feet in 26 holes) covering a mineralized, open-ended area approximately 1,900 m long by 275 m wide.  A bulk sampling program was also undertaken over the past two years as a means to determine whether bulk mining would be a possibility for the project, and to determine average grades over larger volumes from a number of mineralized areas.  Following the collection and crushing of the bulk material to obtain representative samples for grade analysis, Freegold fed the crushed material through its gravity-based recovery plant.  Although problems with the plant configuration and over-grinding of the material led to the recovery of only approximately 400 oz of gold this season, preliminary assaying suggests that the bulk sampling program confirmed the existence of bulk mineable mineralization at potentially economic grades.  Final assaying of the sampled material was halted in the fall, and the Company expects to be able to release its final bulk sampling results shortly after and subject to the receipt of new funding.   Due to the shortfall in gold collected, the Company was unable to cover a significant portion of the costs of the bulk sampling program, and vendor debts totaling US $2.6 million have now been accumulated.  The vendors have been working with the Company as it seeks alternative financing, and vendors representing the majority of the outstanding debt have indicated a willingness to exchange their unsecured debt for shares.

Freegold has commenced the modeling of all of its trenching, drilling and partial bulk sampling results, and is in the process of digitizing its geological mapping work.  Based on this work, and on the continuity of mineralization seen in the drill fences across the Cleary Hill mine area, the Company believes that subject to receipt of additional funding it will be able to generate an initial 43-101 compliant resource on the property.   A variety of drill patterns, including 10 foot x 10 foot shallow grid drilling over the areas which were subsequently bulk sampled, combined with the results of the bulk sampling program, should enable the Company to determine an optimal drill spacing for future resource delineation.

Detailed exploration conducted to date on covers only a small portion of the 7 km wide property.  The balance of the property contains numerous old mines, veins and shears that have not been systematically explored, including areas with a greater density of identified gold-bearing veins and shear zones than exists in the Cleary Hill area.   An airborne geophysical survey over the entire property in 2007 also suggests that there are numerous other areas on the property that are prospective for hosting gold mineralization.

Rob Project, Alaska

Mineralization at Rob is hosted in granitic and gneissic rocks and appears to be controlled by district-scale northeast and northwest-trending structures.  Two types of gold mineralization have been identified on the project: multi-ounce Au+As+Bi in quartz veins at the Gray Lead and Hilltop prospects, and multi-ounce Au+As+Sb in quartz veins at the Michigan, Blue Lead, Blue Lead South, Gray Lead, Grizzly Bear, Upper Trench, Lower Trench and Wolverine prospects.  Surface sampling and diamond core drilling have encountered significant grade and thickness gold of mineralization in several areas of the property.  Drilling completed at the Grey Lead area in 2007 and 2008 has outlined significant multi-ounce vein intercepts (including true width intercepts of 4.0 m @ 29 g/t, 4.1 m @ 20.1 g/t, 2.4 m @ 62 g/t and 3.5 m @ 18.7 g/t) while prospecting and IP surveys this past season have discovered two parallel gold-bearing veins nearby to the east, suggesting that the Grey Lead vein may be one of a series of sub-parallel veins.  Several other areas on the Rob project where multi-ounce surface samples have been collected remain untested by drilling. Potential exists at Rob for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being mined by Kinross Gold at their +7.5 million oz Fort Knox gold mine in the Fairbanks District and at Teck-Cominco/Sumitomo’s 5.2 million oz Pogo gold mine approximately 22 miles to the west of Rob.

Vinasale Project, Alaska

Vinasale hosts a historical, non 43-101 compliant resource of 920,000 oz of gold that was delineated in the early 1990's. Following airborne geophysics conducted in 2007, the 2008 program consisted of a ground-based IP/resistivity survey to the north and northeast of the known mineralized zone.   Results of the survey suggest that the anomaly associated with the Central Zone mineralization continues to the north and north-east where widely scattered drill holes have encountered gold mineralization, and where there is thought to be potential to expand the known gold mineralization.

Financial Update

Freegold continues to remain in a difficult financial condition, and its lead bridge lender is continuing to support the Company with a recent advance of US $200,000 to allow the Company to meet certain property payment obligations. In exchange for this additional advance, the strike price of the warrants provided to this lender as partial compensation for the extension of the loan repayment to July 15, 2009 (as described in the Feb. 23 news release), was dropped from $0.25/share to $0.17/share.   Although Freegold has breached certain covenants of its equipment loan, it has not received any notice of default, and the Company continues to hold discussions with its lenders regarding the receipt of certain waivers that would allow the loan to maintain its original May 2010 maturity date.  Market conditions have also resulted in the Company not being able to close its anticipated debt financing that was described in the January 10 news release.

Freegold continues to pursue a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company.  These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects and in the possibility of business combinations. While management is hopeful that one, or a combination of these alternatives, will address the Company’s current financial situation, there can be no assurances that the Company will be successful in its efforts.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 20th day of March 2009